Mail Stop 3561   November 28, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re: FTS Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 7, 2006**
> **File No. 333-133749**
> **Amendment No 1. to Form 8-K**
> **Filed March 3, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reviewed your letter dated November 7, 2006 and notice many responses stating you intend to either expand a disclosure or revise the annual and interim financial statements included in the registration statement and periodic filings, as applicable. Please understand that before we can declare this registration statement effective you are required to incorporate any decided revisions in the applicable filings to resolve staff comments. Where specifically indicated below we are deferring a final evaluation of your compliance with staff comments until these revisions are filed or the present accounting treatment is adequately supported.

2. Please update your registration statement and include the next unaudited interim period financial statements, September 30, 2006. Also please update other related

disclosures and management's discussion and analysis to correspond with this additional period. See Rule 3-12(b) of Regulation S-X.

3. We note your response to comment 2 in our letter dated letter dated October 26, 2006. You state that although Mr. Rasmussen is the Chief Operating Officer of the company by title, the Board of Directors does not believe that Mr. Rasmussen is the Principal Operating Officer of the company. We are still of the view that the filing of a Form 8-K was appropriate. Accordingly, we restate comments 2 and 3 in our letter dated July 27, 2006.

Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

4. We note your response to comment 8 in our letter dated October 26, 2006. Please confirm that management has determined that liability classification is the appropriate accounting treatment for outstanding shares exceeding the number of authorized shares. Your response suggests you are changing your accounting treatment to satisfy a staff inquiry rather than adopting an accounting treatment in accordance with GAAP. In your revised filing please include the disclosure requirements for reporting the correction of an error in paragraphs 36 and 37 of APB No. 20, or SFAS No. 154 if early adopted, as applicable.

Notes to Consolidated Financial Statements, December 31, 2005, page F-7

 (3) Convertible Debt, page F-3

5. Please revise your present disclosures, including note (12)(B), and include a note that discusses reclassifying as liabilities all outstanding common shares and common share equivalents in excess of authorized common shares. Include your basis of estimating the fair value for common shares and common shares potentially issuable pursuant to warrants and convertible notes. Specifically discuss the effect of reducing the exercise prices for Series A and B warrants on September 28, 2005 and July 7, 2006. Please update your interim disclosures, as applicable.

Consolidated Statements of Operations for Three and Six Months Ended June 30, 2006, page F-21

6. We note your response to comment 9 in our letter dated October 26, 2006. After January 3, 2006, in the interim periods, you generated revenue and cost of sales from both products and services. We refer you to the response to comment 35 in your letter dated July 5, 2006. Presently, the interim financial statements characterize revenues as either (a) satellite television service revenue or (b) retail wireless service revenue. It does not appear to separate product and service revenue and cost of sales. Rule 5-03(b)(1) of Regulation S-X requires you to state

    separately net sales, and related cost of sales, for products, services and other sources to the extent they exceed 10% of the consolidated net sales. Segment reporting guidance is not applicable. Please advise or revise your presentation for the interim periods following the year end December 31, 2005.

Consolidated Statements of Cash Flows, Six Months Ended June 30, 2006 and 2005, page F-22

7. We note your responses to comments 10 and 11 in our letter dated October 26, 2006. Please revise your registration statement and interim filings accordingly. Please include the disclosure requirements for reporting the correction of an error in paragraphs 36 and 37 of APB No. 20, or SFAS No. 154 if early adopted. We are deferring a final evaluation of your compliance until these revisions are filed. We may have further comments.

Notes to Consolidated Financial Statements, June 30, 2006, page F-23

(1) Summary of Significant Accounting Policies, page F-23

8. We note your response to comment 12 in our letter dated October 26, 2006. SFAS No. 131 is applicable to all calendar year end public business enterprises beginning in 1998. This entity filed its first annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 on March 31, 1999. Based on your disclosures and responses we would expect to see comparative information for one and two reportable segments in fiscal periods 2005 and 2006, respectively. Please advise or revise your registration statement accordingly.

Stock Based Compensation page F-26

9. We note your response to comment 13 in our letter dated October 26, 2006. Please disclose the effect of adopting SFAS No. 123(R) on income from continuing operations, net income, operating and financing cash flows and basic and diluted earnings per share, as applicable. Please disclose whether you utilized a modified prospective or retrospective application and how you accounted for compensation cost related to earlier awards for service periods rendered both prior to and after adoption of the Statement. Options with a weighted average contractual life of 6.7 years and granted in 2001 have a remaining service period or life of approximately 1.7 years as of December 31, 2005. Also please add the included interim periods to the table in footnote 13.

(11) See World Satellites, Inc. Acquisition, page F-34

10. We note your response to comment 17 in our letter dated October 26, 2006. We are deferring a final evaluation of your compliance until these pro forma

disclosures are included in the revised filings. We may have further comments.

11. We note your response to comment 18 in our letter dated October 26, 2006. We are deferring a final evaluation of your compliance until the financial statements and/or purchase accounting disclosures are revised in your registration statement and interim filings. We may have further comments.

Exhibit 23.1 Consent of R.E. Bassie & Co.

12. We note your response to comment 19 in our letter dated October 26, 2006. We are deferring a final evaluation until the Office of Chief Accountant within the Division of Corporation Finance has concluded on the matter.

Form 8-K/A Filed on March 3, 2006

13. We note your response to comment 21 in our letter dated October 26 2006. We are deferring a final evaluation of your compliance until this reclassification is included in the revised filings. We may have further comments.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
      Fax: 617-243-0066